SHRINK NANOTECHNOLOGIES, INC.
2038 Corte del Nogal, Suite 110
Carlsbad, CA 92011
(760) 692-1160 Facsimile (760) 804-8845

June 21, 2010

Kevin L. Vaughn
Accounting Branch Chief
U.S. Securities & Exchange Commission
Mail Stop 3030
Washington, D.C. 20549

Re:                      Shrink Nanotechnologies, Inc.
Form 10-K for the year ended December 31, 2009,
Filed April 15, 2010
Form 8-K dated February 1, 2010
Form 8-K/A dated February 1, 2010
File No. 0-52860

Dear Mr. Vaughn:

Reference is hereby made to the correspondence of the Securities and Exchange Commission accounting staff (the “Staff” or “SEC” or “your”) to Shrink Nanotechnologies, Inc., a Delaware corporation (the “Company”), dated as of April 30, 2010 (the “Comment Letter”) relating to the Company’s Annual Report on Form 10-K for the year ended December 31, 2009 (the “Original Annual Report”) and to the Company’s Form 8-K, dated February 1, 2010, as amended (the “February 1, 2010 Current Report”).  In response to your Comment Letter, we respectfully provide you with the following responses, each in number order, to the corresponding Item in your Comment Letter.  In addition, we have reflected the new expanded information, as requested, in our Quarterly Report on Form 10-Q for the period ended March 31, 2010 as filed just prior to your receipt of this letter (the “March 2010 10-Q”).  This correspondence replaces in its entirety the previously provided response of the Company as previously filed by EDGAR.

Staff Comment

Form 10-K for the year ended December 31, 2009

Item 6. Management's Discussion and Analysis of Financial Condition and Results of
Operations. page 29

Plans for Preexisting Operations.  page 29

1.
We note that you intend to sell or license your previous investor relations and other businesses, but are unsure if you will be able to do so. To the extent that you are presenting these businesses as part of your discontinued operations, please explain how you have met the requirements of paragraph 205-20-45-1 of the FASB Accounting Standards Codification.

Confidential Treatment Page 1

Company Response

In future periodic filings, commencing with the March 2010 10-Q  (See Note 11, page F-12; and Page 3 “Plans for Existing Operations” and “Discontinued Operations - AudioStocks Business Division” commencing page 6) where applicable, the Company will expand disclosures to describe the specific business segments relating to our preexisting operations.

The Company’s discontinued business segment (“Audiostocks” or the “Audiostocks Business”) was disposed of on September 30, 2008.  At that time the Company switched its primary business operations to that of its search engine platform, Stockvert.  Operations and cash flows of the Audiostocks business segment were expected to be eliminated shortly after its disposal.  It was also expected that the Audiostocks business segment would not have any significant continuing involvement in the operations after the disposal.  During 2009, the Company initiated transactions and agreements to dispose of its investor relations related internet business (i.e. the AudioStocks Business) software in its entirety and did not, and does not, intend to continue operations in that operating segment any longer.

During and following the disposal of Audiostocks, the Company continued nonetheless, to operate its Stockvert business which is internet related.  The Company continued to hold and operate Stockvert related assets and business before its merger with Shrink Technologies, Inc.  Since the merger, certain software and aspects of this search engine platform have been and will be relied upon for certain internal accounting functions and may be monetized, either through sale or license, to 3rd parties in the future.  However, the sale and/or license of this software is not actively being pursued by management at this time.  In accordance with FASB ASC 205-20, aspects of the Stockvert business segment do not meet all of the requirements to be reported in discontinued operations.  In particular, the Company’s use of the accounting functions derived from the Stockvert business that have been uniquely customized, and therefore operationally valuable, will not be eliminated from our Shrink operations in the foreseeable future.

The Company believes they have met the requirements of paragraph 205-20-45-1 of the FASB ASC.  The operations and cash flows of the discontinued operations have been eliminated from the ongoing operations of the entity as a result of the disposal transactions and the Company will not have any significant continuing involvement in the operations of the component after the disposal transaction.

Staff Comment

Liquidity and Capital Resources. page 32

Financing Activities. page 33

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2. We note your disclosure here that you are currently in default on two of your outstanding notes.   Please revise future filings to disclose how the default on your outstanding loans may impact your liquidity. Discuss any penalties associated with the events of default.   Also discuss what recourse options the debt holders may have in connection with the events of default.  Finally, discuss how the events of default may impact your ability to raise additional funds.

Company Response

In future periodic filings, commencing with the March 2010 10-Q , at Note 6 “a”, commencing page F-9; page 10 and page 11 within “Operating Agreement and Services with BGCU, LLC”; the first Risk Factor on page 13 within Section 1A; and as an expanded  second risk factor dedicated to the Noctua Notes on page 13, as well as elsewhere where applicable, the Company has expanded its disclosures to describe the specific factors that are deemed critical with respect to the how the default of these loans will impact the Company.

Our disclosure includes, without limitation, language to the effect that the default provisions on these loans are potentially punitive and would result in the holder possibly levying on and taking possession of some or all of our assets.  To the extent we lose some or all of our assets, we would be unable to operate, function and raise capital.  In addition, these loans may be converted at low conversion rates that are highly dilutive to investors and, could have an adverse effect on our stock price.  We also indicate that the existence of a default on existing indebtedness could have an adverse affect on our ability to raise capital or enter into additional contracts or obligations.

Staff Comment

(Liquidity and Capital Resources, continued)

Our Exclusive License Agreement. page 34

3.   We note your disclosure here of your license agreement with UC Regents. You state that the disclosure here "is a summary only and is qualified in its entirety by the actual agreement”.  Please revise your disclosure here in future filings to disclose all material terms of the license agreement.

Company Response

We have revised our disclosure in our March 2010 10-Q and in future filings so as to expand on the detail provided of the economic and contractual terms of these agreements.  Specifically, we have re-inserted the costs of exercise and general terms of the royalties as well as a description of the material terms of our license limitations.

Confidential Treatment Page 3

These changes, which contain greatly expanded disclosure, can be found at Note 4 on Page F-7; the subsection within the MD&A titled “Technology and Intellectual Property” commencing on page 2; “Our Existing (April 2009) Exclusive License Agreement” on page 8; the subsection within the MD&A titled “Our Recent Sponsorship Agreement With the UC Regents and Rights to Enter into an Additional License Agreement” which relates to our newer SRA Agreement and prospective license commencing on page 9;  the subsection titled “Contractual Obligations” commencing page 10 and elsewhere as indicated.

Staff Comment

(Liquidity and Capital Resources, continued)

Contractual Obligations, page 35

4.  We note your discussion here of your sublease agreement with Business Consulting Group Unlimited, Inc.  We further note your discussion under "Employees" on page 35 of your operating agreement with Business Consulting Group Unlimited.  You state that the information provided relating to each of the agreements is a summary only.   Please revise future filings as appropriate to disclose all material terms of the sublease agreement and the operating agreement.

Company Response

Commencing our March 2010 10-Q, we have greatly expanded our description of both of the Operating Agreement, as amended, with BCGU, LLC, (as amended, the “Operating Agreement”)  and the sublease with Business Consulting Group Unlimited, Inc. (the “Sublease”) so as to include the material terms of the Sublease agreement and Operating Agreement.

The expanded disclosure in our March 2010 10-Q can be found on in the financial statements in Note 5, commencing page F-8 and in the MD&A and thereafter in the “Contractual Obligations” section under the subsection on page 10 titled “Sublease with Business Consulting Group Unlimited, Inc.” and under “Operating Agreement and Services with BGCU, LLC” We have also added language to the Employees section on page 12 of our March 2010 10-Q.

Staff Comment

(Liquidity and Capital Resources, continued)
Agreements for Consulting Services, page 38

Confidential Treatment Page 4

5.   We note you issued 7,250,000 shares in March 2010 in connection with a consulting agreement entered into in January 2010 for public relations, marketing and structuring services. We also note you issued 8,700,000 shares in March 2010 in connection with a consulting agreement entered into in January 2010 for public relations, assistance with press releases and branding, research and web/statistical content and investor relations.  Finally, we note you issued 1,500,000 shares in March 2010 in connection with a consulting agreement entered into in February 2010 for marketing of your medical device products and marketing to researchers, academia and medical professionals. Please address the following:

•
For each referenced consulting agreement, tell us the date the agreement was entered into, the date the services were to be provided and the name of the consultant, including a discussion of whether any of the consultants are related parties.

•	Tell us how you have considered the requirements of Item 601(b)(10) of Regulation S-K in connection with each of these consulting agreements.

•
Explain to us in greater detail the nature of services provided by the consultants.  Specifically describe the public relations services provided. In addition, in light of your disclosures in this Form 10-K that you are a research and development company, explain the nature of the marketing services provided.

Company Response

The following is a description of the Consulting Agreements entered into for share consideration, in early 2010:

January 2010 8,700,000 Share Issuance for Public Relations

Pursuant to a consulting agreement entered into as of January 4, 2010, the Company issued 8,700,000 restricted shares (1,740,000 as calculated pre-split) to OTC Investor Source, Inc.  The services to be provided under this agreement by the service provider include investor relations, preparation and review of press releases, marketing, networking, market awareness programs, media placement, procurement of a third party research report on the Company’s technologies, and the creation of one or more corporate videos.  The service provider has already provided a portion of these services and is still engaged by the Company.

January 2010  7,250,000 Share Issuance for Biotech Development Services

Pursuant to a consulting agreement entered into as of January 4, 2010, the Company issued 7,250,000 restricted shares (1,450,000 shares pre forward split) to Justin Heit, for services in developing marketing paraphernalia for the Company’s biotechnology and related products and to provide research, prototype and product development assistance relating to the Company’s life sciences related products, as well as instructional videos or materials for use in academic and corporate laboratories.   This service provider has begun to provide services and is still engaged by the Company.

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February 2010 1,500,000 Share Issuance with Andrew Simon

Pursuant to a consulting agreement entered into as of February 15, 2010, the Company issued 1,500,000 restricted shares (300,000 pre-forward split) to Andrew Simon for specialized product development namely, medical based therapeutics, and making introductions with medical doctors, engineers and professionals in the industry for purposes of, among other things, facilitating business and manufacturing relationships, and or joint ventures. This consultant has commenced providing substantial services for the Company and is still engaged by the Company.

At the time of filing the Original Annual Report, these particular agreements were not signed or finalized, however, the material terms of these agreements were agreed to by the respective parties, each of whom also already commenced services based on the Company’s goodwill to complete formal definitive documentation of their compensation arrangements.  In addition, the scope of services was greatly expanded for these consultants.  Accordingly, no written agreement was available at the time of filing of the Original Annual Report.  Nonetheless, these agreements were filed with subsequent reports.  All shares were issued, however, with appropriate restrictive legend.

Please note that only one of the agreements, that with OTC Investor Source, Inc., is for investor relations related services as expanded upon above.  The agreement with Mr. Heit was incorrectly described as investor relations in the Original 10-K, however, we have expanded descriptions, as applicable describing the full nature and extent of services provided on our March 2010 10-Q.

Finally, now that the formal agreements have been executed by all of the parties and in accordance with Item 601(b)(10 of Regulation S-K, copies of the actual consulting agreements were included as exhibits to the March 2010 10-Q.

Staff Comment

(Liquidity and Capital Resources, continued)

Critical Accounting Policies,  page 39

6.	Please revise future filings to provide information on your critical accounting estimates. Refer to SEC Release 33-8350.

Confidential Treatment Page 6

Company Response

In future filings, where applicable, and commencing with our recently filed March 2010 10-Q,  the Company will expand disclosures to describe the specific factors that are deemed critical with respect to the accounting policy under discussion.  In addition, the Company will include a discussion, where appropriate, on the nature of estimates and uncertainties about those estimates relating to each accounting policy and how different assumptions, methods or conditions may affect the financial statements. (See MD&A commencing page 5 of March 2010 10-Q)

Staff Comment

Balance Sheets, page F-2

7.
We note that you have recorded a litigation receivable of $108,011, related to your discontinued operations.  Please quantify the total assets and liabilities recorded in your December 31, 2009 balance sheet that relate to discontinued operations.  Please explain how you have complied with the presentation requirements of paragraph 205-20-50-1 of the FASB Accounting Standards Codification.

Company Response

At December 31, 2009, the Company’s assets related to discontinued operations consisted of:

Litigation receivable	$108,011
Total assets from discontinued operations	$108,011

At December 31, 2009, the Company had no liabilities related to discontinued operations.

The Company has complied with the presentation of the requirements of paragraph 205-20-50-1 by describing the impaired assets, the facts and circumstances leading to the impairment.  The disposal of the Audiostocks business segment was originally discontinued in 2008 prior to the reverse merger, and fully disposed of following an agreement with the Company’s former series c shareholders and litigation described in Notes 1,4, 9 and 11.   Through those notes, the Company described the facts and circumstances leading to the final disposal, the expected manner and timing of the disposal, and the carrying amounts of the assets and liabilities included in the disposal group.  The Company also separately presented the revenue from the discontinued operations on the face of the income statement and description of the segment in which the asset was a part of.  No gain or loss was recognized as a result of the disposal of the business segment in regards to the financials presented.

Staff Comment

(Balance Sheets, Page F-2 continued)

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8.	We note the significance of your current and non-current prepaid expenses. Please explain to us the material components of this balance and the agreements to which they relate.

Company Response

Prepaid expenses at 12/31/2009 were comprised of:

Prepaid insurance expenses	9,908
Prepaid stock based compensation	120,333
BCGU Operating Agreement bonus	247,500
Total Prepaid Expenses	$ 377,741

The prepaid insurance amount relates to our D & O insurance policy, which a large portion of which was paid upfront and the expense is recognized over the period covered by the policy.  Prepaid stock based expenses relate to certain consulting contracts (non-employee contracts) that have been paid up front with the Company’s restricted stock.  The BCGU operating agreement bonus is an expense that stems from an agreement the Company made with BCGU, LLC.  The Agreement allows us to retain certain day-to-day administrative services and management in consideration of a monthly fee of $30,000 per month.  The Agreement included a $270,000 signature bonus that is being recognized over the life of the Agreement.

Staff Comment

(Balance Sheets, Page F-2 continued)

9.  Please revise your stockholders' deficit section in future filings to present your cumulative net losses with a descriptive caption such as "deficit accumulated during the development stage.  Refer to paragraph 915-210-45-1 of the FASB Accounting Standards Codification.

Company Response

Future filings, will include a descriptive caption such as “deficit accumulated during the development stage,” within the stockholder’s deficit section.

Staff Comment

Statements of Stockholders' Equity (Deficit), page F-5

10.
It appears that the price per share for both the shares issued for cash and shares issued for services do not reflect the 5 for 1 stock split discussed on page F-20. Please revise future filings as appropriate.

Confidential Treatment Page 8

Company Response

Commencing with our March 2010 10-Q, price per share for both shares issued for cash and shares issued for services reflect the 5 for 1 stock split.  This is reflected in both the Financial Statements and the main part of the filing.

Staff Comment

Note 2 - Summary of Accounting Policies, page F-6

Property. plant and equipment. page F-7

11. Please revise future filings to disclose the useful lives of your major depreciable asset classes. Refer to paragraph 360-10-50-1 of the FASB Accounting Standards Codification.

Company Response

Future filings, commencing with our recently filed March 2010 10-Q, will disclose the useful lives of our major depreciable asset classes. (See Page F-5 within Note 2 of the Financial Statements)

Staff Comment

Note 5 - Research and License Agreement. page F-12

12. We note your table of future expenses to be paid to UCM under your Research Agreement lists expenses for prior periods (e.g. 2008 and 2009). Please clarify for us why you are presenting these amounts for prior periods. Tell us if such amounts have been paid.

Company Response

At December 31, 2009, the Company paid $28,738 related to these amounts; the remaining $126,865 is outstanding.   As our license or research agreements contemplate “Budgets”, the Company has disclosed prior period amounts to reflect the total budgeted amount related to the Research Agreement and disclose the actual amounts billed by UCM.

Staff Comment

Note 6 - Commitments and Leases - Related Party, page F-14

13. We note that on May 29, 2009 you signed an operating agreement with BCGU, LLC. Please revise your disclosures in future filings to address the following:

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• Given the significance of this agreement, disclose the purpose and all material services provided under this agreement.

• In MD&A, discuss how this agreement may affect your liquidity, financial position and results of operations.

• Clarify the nature of your independent directors' review of this transaction in concluding that the transaction was consummated on terms equivalent to those in an arm's-length transaction. Refer to paragraph 850-10-50-5 of the FASB Accounting Standards Codification.

Please provide us with the proposed disclosures you will include in future filings to address this comment.

Company Response

We have revised and expanded disclosure in the Note 6 to the Financial Statements of the Amended Annual Report to disclose the purposes and material services of this Agreement commencing our March 2010 10-Q.

In addition, in the notes to financials as well as the MD&A we have also expanded our disclosure to disclose how the Company’s liabilities under this agreement may affect the Company’s liquidity, financial position and results of operations.

Finally, in the notes to the financial statements, as well as elsewhere we specify that said agreement was voted upon by unanimous consent of the Board, including the independent and disinterested directors, and that the independent and disinterested directors at the time, have had the opportunity to review and comment on the same in advance of taking said consent.

We note that, while Note 6 may not contain a full description of this agreement, elsewhere in the Original Annual Report, specifically, under the section titled “Item 13. Certain Relationships and Related Transactions, and Director Independence.”, and “Item 11, Executive Compensation.” as well as other sections, provided additional specific disclosure detail on our agreements with management.

The expanded disclosure can be found, in our March 2010 10-Q in the financial statements in Note 5, commencing page F-8 and in the MD&A and thereafter in the “Contractual Obligations” section under the subsection on page 10 titled “Sublease with Business Consulting Group Unlimited, Inc.” and under “Operating Agreement and Services with BGCU, LLC” We have also added language to the Employees section on page 12 of our March 2010 10-Q.

Staff Comment

Note 7 - Convertible Debentures, Warrants. page F-14

Confidential Treatment Page 10

14. We note that you renegotiated two separate notes owed to the Noctua Fund LP aggregating $218,121.  Additionally we note that you accounted for these modifications as debt extinguishments.  Please address the following:

•           Explain to us how you have evaluated these modifications under section 205-20 of the FASB Accounting Standards Codification

•           Clearly explain to us how the modification was recorded in your financial statements and how your presentation complies with applicable GAAP.

Company Response

The Noctua Notes originally comprised of a $100,000 note (due from the accounting acquiree Shrink Nanotechnologies, Inc. “Nano Note”) and a $118,121 note (due from the accounting acquirer Shrink Technologies, Inc. “Tech Note”).

The Nano note was modified prior to the reverse merger on May 7, 2009.  In accordance with ASC 470-50-40-10 the modifications were considered significant in particular the terms of an embedded conversion option and the change in fair value of the embedded conversion option was well over the 10 percent of the carrying amount of the original debt instrument immediately before the modification.  As result, extinguishment accounting was applied to the original debt instrument.  This was recorded as an increase in additional paid in capital and expensed at the time of the note modification.  The extinguishment of debt expense was not reflected on the statement of operations because it happened prior to the acquisition of the Shrink business operations.

The Tech note was modified at the time of reverse merger on May 29, 2009.  The terms of the note were modified as to reflect a convertible option of the parent company (accounting acquiree).  In accordance with ASC 470-50-40-10 the modifications were considered significant in particular the terms of an embedded conversion option and the change in fair value of the embedded conversion option was well over the 10 percent of the carrying amount of the original debt instrument immediately before the modification.  This was recorded as an increase in additional paid in capital and expensed at the time of the note modification date.  The extinguishment of debt is reflected on the statement of operations.

Staff Comment

(Note 7 - Convertible Debentures. Warrants. page F-14, continued)

15.  As a related matter, we note from your disclosures on page 15, that your   convertible notes and warrants contain a provision where the exercise price could be adjusted for subsequent equity sales at a lower price.  Please address the following:

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•           Revise future filings to disclose any provisions that would result in adjustments to the Exercise price / conversion rate.

•           Provide us with your analysis under paragraphs 815-40-15-5 through 815-40-15-8 of the FASB Accounting Standards Codification (EITF 07-05) for all of your convertible instruments. Clearly explain to us how you concluded that your warrants and conversion features should be classified as permanent equity.

Company Response

Future filings have been revised to disclose provisions that would result in adjustments to the exercise price/conversion rate of these instruments.

Disclosures noted on page 15, were incorrectly stated, the warrants do not have anti-dilution clauses that could cause a potential liability for the Company.  The only anti-dilution clauses found within the warrants are those that relate to all shareholders of the Company.  To be more accurate the language should have read “cashless exercise provisions in the warrants may have an additional adverse effect on the Company in that we would be required to reflect the value of such warrants as a potential liability to the Company.”  We have updated this language, and it will be accurately reflected in our future filings.  In accordance with FASB ASC 815-10-55, the Company believes that due to a lack of trading activity related to the Company’s stock, the cashless exercise clause within the warrants does not constitute a derivative liability at this time and the warrants should be classified as permanent equity.  The Company plans on re-evaluating its trading activity at each interim period, and will make the required adjustments as necessary if activity increases.

The Company has also determined that all the convertible debt issued should be treated as conventional convertible debt instruments under the guidance provided within FASB ASC 815.  The anti-dilution clause (or round down provision) found in the Noctua notes which purportedly gave the Holder of the Note the right to reduce the conversion price if the Company issued out any shares or other instruments at a price lower than $.04,  was determined by the Company and its legal counsel to be unenforceable.  Between the time of the issuance of the Note and present, the Holder has not requested to exercise its rights under this provision.  During June 2009, the Company and the Holder mutually assented to the unenforceability of this clause, from the inception of the Note, and agreed to amend the Note, including a retroactive amendment and statement regarding the unenforceability of the "round down" clause.

Confidential Treatment Page 12

The Company concluded through an analysis of its convertible instruments and in accordance with FASB ASC Topic 815-40, there are no provisions found within the convertible debt issued by the Company that would result in the embedded conversion options to be accounted separately as a derivative liability at this time or in the past.  In particular, there are no anti-dilution clauses found within the notes that would harbor the characteristics of a derivative liability as in accordance with FASB ASC 815-40.

Staff Comment

Note 11 - Legal Matters - Discontinued Operations, page F-19

16. We note your disclosure here that in February 2010 you reached a final settlement agreement with ASFX and all claims were dismissed. However, we note that you recorded a gain of $108,011. In light of the disclosure that all claims were dismissed, please explain to us how you calculated the gain of $108,011.

Company Response

The settlement terms required ASFX to issue the Company 16,000,000 shares of common stock and the Company was required to return all untradeable ASFX securities back to ASFX.  Upon the delivery of the shares from both parties, all claims were dismissed.  The 16,000,000 shares received by the Company in February were immediately sold.  The Company recorded a gain of $108,011 as a result of net cash proceeds from the sale of the shares.

Staff Comment

Form 8-K dated February 1. 2010
Form 8-K/A dated February 1, 2010

17. We note the disclosure in your Form 8-K/A filed April 8, 2010 whereby you state that the Company does not have a business relationship with 3M Company at this time save any relationship which may presently be subject to confidentiality." It is not clear to us what this disclosure is meant to achieve.  Please explain to us what the phrase "save any relationship which may presently be subject to confidentiality"  is intended to convey.

Company Response

[***Staff Comment 17***]

[The Company has provided a separate response and, respectfully requests Confidential Treatment for the Company’s response to staff Comment 17,  in accordance with 17 C.F.R. § 200.83 ]

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*****

The Company further acknowledges that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you should have any questions or desire any additional information, please feel free to contact the undersigned at any time.

Sincerely,

SHRINK NANOTECHNOLOGIES, INC.

By: /s/   Mark L. Baum
Mark L. Baum, Esq.
President and Chief Executive Officer

Cc: Eric Atallah

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